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                                                                     EXHIBIT 2.2

                       Westinghouse Electric Corporation
                             Westinghouse Building
                               11 Stanwix Street
                             Pittsburgh, Pa. 15222

                                                               February 28, 1996


Northrop Grumman Corporation
1840 Century Park East
Los Angeles, Calif. 90067

Ladies and Gentlemen:

Reference is made to the Asset Purchase Agreement dated as of January 3, 1996 (the "Asset Purchase Agreement") between WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania corporation ("Seller"), and NORTHROP GRUMMAN CORPORATION, a Delaware Corporation ("Purchaser"). Seller and Purchaser (collectively, the "Parties") agree that, due to circumstances not foreseen at the time that the Asset Purchase Agreement was executed, certain provisions of the Asset Purchase Agreement require clarification or modification to reflect these unforeseen circumstances. Capitalized terms used herein without definition shall have the respective meanings set forth in the Asset Purchase Agreement.

Each of the Undersigned hereby agree that the Asset Purchase Agreement shall be construed, interpreted and deemed modified as follows:

A.  DISABLED EMPLOYEES.
    -------------------

The Parties desire to clarify their respective responsibilities with respect to employees of the Division who are on disability leave. Accordingly,

1. The second sentence of Section 4.5(a)(i) of the Asset Purchase Agreement shall be deemed modified, in its entirety, to read as follows:

          "Purchaser shall also honor any legal obligation of Sellers or Purchaser to re-employ any Division Employee and Center Employee who is not actively at work on the Closing Date due to leave of absence (not to include disability leave), military leave or layoff with recall rights (collectively, "Inactive Employees")."

2. Section 4.5(a)(i) of the Asset Purchase Agreement shall be deemed modified by adding the following provision at the end thereof, to read as follows:

          "Any Division Employee or Center Employee who is on disability leave on the Closing Date shall first be offered the opportunity to become a Transferred Employee after the Closing Date, on the day that such Employee's disability leave terminates if such termination of disability leave occurs during the period of time the Purchaser must honor any legal obligation of Sellers or Purchaser to re-employ Division Employees and Center Employees who are not actively at work on the Closing Date. If such Employee's disability leave does not terminate within such time period, such Employee will remain an Employee of Sellers and not become a Transferred Employee."
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3.  Section 4.5(d)(iii)(B) of the Asset Purchase Agreement shall be deemed modified, in its entirety, to read as follows:

          "(B) Purchaser shall be responsible for all disability income benefits payable in respect of periods on or after the Closing Date for Transferred Employees who become disabled on or after the Closing Date. Seller shall be responsible for all disability income benefits until a Division or Center Employee becomes a Transferred Employee pursuant to Section 4.5(a)(i)."

B.  401(K) PLAN.
    -----------

The Parties have determined (i) to have assets transferred from the Westinghouse Savings Program to Purchaser's 401(k) Plan in kind, rather than as contemplated by the Asset Purchase Agreement and (ii) to have Transferred Employees' account balances as of the Closing Date continue to be held under the Westinghouse Savings Program for a period of time after the Closing Date. Accordingly,

1. The second paragraph of Section 4.5(d)(ii) of the Asset Purchase Agreement shall be deemed modified, in its entirety, to read as follows:

          "Upon receipt by Purchaser of a favorable determination letter to the effect that Purchaser's 401(k) Plan is qualified under Section 401(a) of the Code (or an opinion of Purchaser's counsel, reasonably satisfactory to Seller, to such effect), Sellers shall cause to be transferred from the Westinghouse Savings Program to Purchaser's 401(k) Plan assets having a fair market value or (in the case of the Fixed Income Fund, the book value) equal to the aggregate value of the account balances of the Transferred Employees in the Westinghouse Savings Program as of the date of transfer, and shall also transfer all qualified domestic relations orders, within the meaning of Section 414(p) of the Code. With respect to Division Employees and Center Employees who are on disability leave as of the date of transfer described in the preceding sentence, additional transfers from the Westinghouse Savings Program to the Purchaser's 401(k) Plan shall be made in accordance with the preceding sentence as soon as practicable following the respective dates on which such employees become Transferred Employees. Purchaser's 401(k) Plan shall provide for the receipt of such transfers. The transfers described in the preceding sentences of this paragraph shall be in (i) shares and partial shares of common stock of Seller to the extent of shares in the Westinghouse Common Stock Fund of the Westinghouse Savings Program applicable to Transferred Employees, (ii) a portion of the investments in the Fixed Income Fund of the Westinghouse Savings Program which replicate as closely as possible the yield and market value of that Fund and in shares and partial shares of each other mutual fund provided under the Westinghouse Savings Program, in each case to the extent of those funds
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     applicable to the Transferred Employees' accounts and (iii) the balance in notes evidencing loans to Transferred Employees from their account balances. Purchaser's 401(k) Plan shall maintain a Westinghouse common stock fund, in accordance with applicable law, for Transferred Employees who so elect, for a period of not less than five years following the Closing Date."

2. Section 4.5(d)(ii) shall be deemed further modified to add the following at the end thereof:

          "Individuals who become Transferred Employees on the Closing, and individuals who become Transferred Employees after Closing and before December 31, 1996 (for example, because of a return from a disability leave of absence and subsequent employment by the Purchaser), shall be entitled to full and continuing access to all of the rights, benefits, features and services that they had as employees of Seller prior to Closing, with respect to participation in the Westinghouse Savings Program, but only with respect to their account balances as of February 29, 1996 (and any earnings or losses thereon after such date). Such full access shall continue, and the transfer of account balances provided for in the preceding paragraph shall occur, no later than December 31, 1996. The access described in this paragraph shall include, without limitation, the following services and features, each to be permitted or administered in accordance with the existing terms of the Westinghouse Savings Program (on the same basis provided from time to time to other participants in the Westinghouse Savings Program):

          1.  In-service withdrawals;
          2.  Termination distributions, rollovers and trust-to-trust transfers;
          3.  Loan requests and processing;
          4. Loan repayments via payroll deduction, or via manual check for participants on leave;
          5.  Dividend reinvestment in Westinghouse Stock Fund;
          6.  Daily fund transfers among all investment funds;
          7.  Participant statements as provided in the normal course;
          8.  Preparation of applicable Form 1099s, and tax withholdings and deposits;
          9. Qualified domestic relations order (QDRO) administration to be provided at cost;
          10. Tax lien administration;
          11. Voting and tendering of Westinghouse stock in the Westinghouse Stock Fund;
          12. Investment communications (as provided accompanying the participant statements);
          13. All transactions or services, including any corrective action taken in the normal course, otherwise provided to active participants in the Westinghouse Savings Program either through the Benefits Access Center or the Bankers Trust Service Center (including the Bankers Trust voice response system), but only with respect to the account balances as of February 29, 1996 (and
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               any earnings or losses thereon after such date), of those
               participants who become Transferred Employees at or after Closing;
          14. Forfeitures shall accrue to the benefit of Purchaser to the extent permitted by applicable law."

C. REDUCTIONS-IN-FORCE.
   --------------------

     After the execution of the Asset Purchase Agreement, the Parties concluded that several unanticipated employee transactions, specifically reductions in force, should be initiated prior to the Closing Date presently set for March 1, 1996. The Parties also recognized that, although these transactions are being initiated prior to the Closing Date, the transactions would not be completed until after the Closing Date due to certain legal restrictions. Because the reductions in force would straddle the Closing Date and were not contemplated nor set forth in the Asset Purchase Agreement, the Parties had to agree to the terms and conditions of the reductions in force before such actions could commence. The Parties have, in fact, agreed to the terms and conditions of the reductions in force and wish to reduce such terms and conditions to writing and deem the Asset Purchase Agreement modified to reflect such agreement. Pursuant to such agreement between the Parties, two reductions in force have been announced and initiated. One reduction in force involves the Baltimore location within the Division; it was announced, and the employees affected were notified, on January 29, 1996 and involves approximately 200 employees. The other reduction in force involves the Naval Systems group within the Division; it was announced, and the employees affected were notified, on February 1, 1996 and involves approximately 60 employees. Accordingly,

     1. Section 4.5 of the Asset Purchase Agreement is hereby deemed modified by adding a new Subsection 4.5(1) at the end thereof, to read as follows:

         "(1)  Reductions in Force. Notwithstanding the foregoing provisions of
               -------------------
                    this Section 4.5, Seller and Purchaser agree that the following terms and conditions will govern any reductions in force which are initiated after the signature date of the Agreement (January 3, 1996) and before the Closing Date;

                    (i) The employee benefits which Purchaser will provide to the affected Division Employees ("RIF Employees") will be identical to the employee benefits which would have been provided by Seller had the

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                         termination of employment occurred on the date of the
                         announcement/notification of the reduction in force;

                   (ii) Purchaser shall be solely responsible for the cost of all benefits provided to the RIF Employees;

                   (iii) The RIF Employees shall be treated as Transferred
                         Employees for all purposes pursuant to this Section 4.5 even if the Closing Date occurs after March 1, 1996 and the actual termination of employment occurs before the Closing Date; and

                   (iv) To the extent consistent with applicable law, the 414(1) Amount described in Section 4.5(d)(i) above shall be computed on the basis that the Transferred Benefits obligation includes all liabilities associated with the RIF Employees regardless of when they terminate employment.

                   * * *

     This Letter Agreement is not intended to confer upon any person other than the Parties and their successors and permitted assigns any rights or remedies hereunder.

     From time to time upon request and without further consideration, each of the Parties hereto shall, and shall cause their subsidiaries and affiliates to, execute, deliver and acknowledge any all such further documents and instruments and do such further acts as any other of the Parties hereto may reasonably require to evidence or effectuate more effectively the terms of and intent of the Parties contemplated by this Letter Agreement.

     This Letter Agreement, which may be executed in two or more counterparts, each of which shall be considered one and the same agreement, shall be governed by, and construed in accordance with, the laws of the State
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of New York applicable to contracts made and to be performed entirely in the
State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.
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     Please acknowledge your agreement with the foregoing by signing in the space provided below.

                                       Very truly yours,

                                       WESTINGHOUSE ELECTRIC CORPORATION

                                       By:    /s/ William F. Stoll
                                          --------------------------------
                                       Name:  William F. Stoll
                                       Title: Vice President




Acknowledged and agreed to as of the date first above written:

NORTHROP GRUMMAN CORPORATION


By:   /s/ Richard B. Waugh
    ------------------------------------
Name:  Richard B. Waugh
Title: Corporate Vice President

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